CYBIN INC.
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED
DECEMBER 31, 2021

(UNAUDITED)

TO OUR SHAREHOLDERS
The accompanying unaudited condensed interim consolidated financial statements of Cybin Inc. ("Cybin") have been prepared by and are the responsibility of Cybin's management in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB''). These unaudited condensed interim consolidated financial statements do not include all the information and notes required by International Financial Reporting Standards ("IFRS'') for annual financial statements and should be read in conjunction with Cybin’s annual financial statements and notes for the year ended March 31, 2021, which are available on SEDAR at www.sedar.com.

CYBIN INC. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (All amounts expressed in thousands of Canadian dollars) (Unaudited)

As at	Notes	December 31, 2021	March 31, 2021

ASSETS
Current
Cash		63,580	64,026
Accounts receivable		2,167	1,329
Prepaid expenses		2,664	1,129
Other current assets		733	—

Total Current Assets		69,144	66,484

Non-current
Investments	3	250	—
Equipment	4	528	557
Intangible assets	5	2,013	1,701
Goodwill		23,226	23,370

		26,017	25,628

TOTAL ASSETS		95,161	92,112

LIABILITIES
Current
Accounts payable and accrued liabilities		3,045	2,793
Current portion of contingent consideration payable	6	3,020	2,107

Total Current Liabilities		6,065	4,900

Non-current
Contingent consideration payable	6	—	1,094

		—	1,094

TOTAL LIABILITIES		6,065	5,994

SHAREHOLDERS' EQUITY
Share capital	7	139,518	100,676
Contributed surplus		124	124
Options reserve	7	20,689	7,158
Warrants reserve	7	11,605	11,166
Accumulated other comprehensive (loss) income		(276)	24
Deficit		(82,564)	(33,030)

TOTAL SHAREHOLDERS' EQUITY		89,096	86,118

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		95,161	92,112
Corporate information and continuance of operations (note 1)
Contracts and commitments (note 10)
Subsequent events (note 14)
The accompanying notes are an integral part of these condensed interim consolidated financial statements
These condensed interim consolidation financial statements were approved for issue on February 9, 2022 by the board of directors and signed on its behalf by:
/s/ Paul Glavine Director                                 /s/ Eric So Director

CYBIN INC. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (All amounts expressed in thousands of Canadian dollars, except share and per share amounts) (Unaudited)

		Three months ended December 31,		Nine months ended December 31,
	Notes	2021	2020	2021	2020

REVENUE		—	—	—	864
COST OF GOODS SOLD		—	—	—	664
GROSS PROFIT		—	—	—	200

EXPENSES
Share-based compensation	7,8	4,457	4,213	14,687	7,486
General and administrative costs	9	7,035	6,419	21,056	8,986
Research		4,963	747	11,757	1,888

TOTAL EXPENSES		16,455	11,379	47,500	18,360

OTHER INCOME (EXPENSES)
Interest income		63	14	158	14
Accretion on convertible debt		—	—	—	(10)
Foreign currency translation gain (loss)		(64)	(54)	42	(286)
Contingent consideration accretion	6	(59)	—	(290)	—
Change in fair value of contingent consideration	6	(695)	—	(1,944)	—

TOTAL OTHER EXPENSES		(755)	(40)	(2,034)	(282)

NET LOSS FOR THE PERIOD		(17,210)	(11,419)	(49,534)	(18,442)

OTHER COMPREHENSIVE LOSS
Foreign currency translation differences for foreign operations		(123)	—	(300)	—
COMPREHENSIVE LOSS FOR THE PERIOD		(17,333)	(11,419)	(49,834)	(18,442)

Basic loss per share for the period attributable to common shareholders		(0.10)	(0.10)	(0.30)	(0.24)
Weighted average number of common shares outstanding - basic		171,833,544	110,223,000	165,130,598	75,838,000
The accompanying notes are an integral part of these condensed interim consolidated financial statements

CYBIN INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE MONTHS ENDED DECEMBER 31, 2021 AND DECEMBER 31, 2020
(All amounts expressed in thousands of Canadian dollars, except share amounts)
(Unaudited)

		Share capital		Reserves
	Note	Number of shares	Amount	Warrants	Options	Equity component of convertible debt	Contributed Surplus	Deficit	Accumulated other comprehensive income (loss)	Total
		#	$	$	$	$	$	$	$	$
Balance at March 31, 2020		56,503,570	2,187	7	64	—	—	(810)	—	1,448
Shares issued for cash net of share issuance costs – private placement		74,246,669	50,049	—	—	—	—	—	—	50,049
Shares issued for amalgamation		2,128,295	1,596	—	77	—	—	—	—	1,673
Shares issued for acquisition		8,688,331	10,774	—	—	—	—	—	—	10,774
Reversal of share subscriptions		(2,799,985)	(700)	—	—	—	—	—	—	(700)
Issuance of convertible debt		—	—	—	—	15	—	—	—	15
Shares issued on conversion of debt		1,200,000	310	—	—	(15)	—	—	—	295
Founders' round additional capital		—	164	—	—	—	—	—	—	164
Options exercised		142,386	149	—	(54)	—	—	—	—	95
Warrants exercised		35,200	26	(8)		—	—	—	—	18
Finders' warrants		—	(194)	194	—	—	—	—	—	—
Share-based compensation		—	—	4,087	3,399	—	—	—	—	7,486
Net loss and comprehensive loss for the period		—	—	—	—	—	—	(18,442)	—	(18,442)
Balance at December 31, 2020		140,144,466	64,361	4,280	3,486	—	—	(19,252)	—	52,875

Balance at March 31, 2021		157,454,415	100,676	11,166	7,158	—	124	(33,030)	24	86,118
Bought deal share offering - net of share issuance costs	7	10,147,600	31,508	—	—	—	—	—	—	31,508
Shares issued on Adelia milestones	6, 7	1,045,827	2,415	—	—	—	—	—	—	2,415
Warrants exercised	7	3,103,676	3,973	(1,089)	—	—	—	—	—	2,884
Options exercised	7	1,550,800	2,265	—	(947)	—	—	—	—	1,318
Finders' warrants	7	—	(1,319)	1,319	—	—	—	—	—	—
Share-based compensation	7, 8	—	—	209	14,478	—	—	—	—	14,687
Net loss for the period		—	—	—	—	—	—	(49,534)	—	(49,534)
Unrealized loss on translation of foreign operations		—	—	—	—	—	—	—	(300)	(300)
Balance at December 31, 2021		173,302,318	139,518	11,605	20,689	—	124	(82,564)	(276)	89,096

CYBIN INC. CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (All amounts expressed in thousands of Canadian dollars) (Unaudited)

		Three months ended December 31,		Nine months ended December 31,
	Notes	2021	2020	2021	2020

OPERATING ACTIVITIES
Net loss for the period		(17,210)	(11,419)	(49,534)	(18,442)
Adjustments for items not affecting cash:
Depreciation	4	44	13	124	13
Share-based compensation		4,457	4,213	14,687	7,486
Accretion of convertible debt		—	—	—	10
Contingent consideration accretion	6	59	—	290	—
Change in fair value of contingent consideration	6	695	—	1,944	—
Unrealized foreign currency translation loss (gain)		16	2	(143)	7
		(11,939)	(7,191)	(32,632)	(10,926)
Net changes in non-cash working capital items:
Accounts receivable		114	(592)	(838)	(1,119)
Prepaid expenses		(672)	(858)	(1,535)	(961)
Inventory		—	186	—	(274)
Other current assets		(733)	—	(733)	—
Accounts payable and accrued liabilities		416	(35)	252	822
Net cash flows used in operating activities		(12,814)	(8,490)	(35,486)	(12,458)

INVESTING ACTIVITIES
Purchase of investment		—	—	(250)	—
Cash assumed on acquisition, less transaction costs		—	348	—	348
Purchase of intangible assets		(144)	(7)	(307)	(7)
Purchase of equipment		(22)	(90)	(92)	(90)
Net cash flows used in investing activities		(166)	251	(649)	251

FINANCING ACTIVITIES
Proceeds from issuance of common shares, net		—	44,279	31,508	50,406
Additional capital on founders’ round		—	—	—	164
Shares issued for cash - warrant exercise	7	292	18	2,884	18
Shares issued for cash - options exercise	7	1,108	95	1,318	95
Net cash flows from financing activities		1,400	44,392	35,710	50,683

Effects of exchange rate changes on cash		(19)	7	(21)	7

Change in cash		(11,599)	36,160	(446)	38,483
Cash and cash equivalents, beginning of period		75,179	3,868	64,026	1,545
Cash and cash equivalents, end of period		63,580	40,028	63,580	40,028

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2021 and December 31, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

1.    CORPORATE INFORMATION AND CONTINUANCE OF OPERATIONS
Cybin Inc. (“Cybin”), was incorporated under the Business Corporations Act (British Columbia) on October 13, 2016. These condensed interim consolidated financial statements include the accounts of Cybin’s six subsidiaries (together, with Cybin, the “Company”): Cybin Corp., Natures Journey Inc. (“Journey”), Serenity Life Sciences Inc. (“Serenity”), Cybin US Holdings Inc. (“Cybin US”), Adelia Therapeutics Inc. (“Adelia”) and Cybin IRL Limited. Cybin’s head office, principal address and registered address and records office is 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9.
Cybin carries on business through its wholly owned subsidiary Cybin Corp., which was incorporated under the Business Corporations Act (Ontario) on October 22, 2019. The Company is a biotechnology company focused on progressing psychedelic therapeutics. The Company is structuring and supporting clinical studies in North America and other regions, through strategic academic and institutional partnerships and plans to launch psilocybin-based products in jurisdictions where the substance is not banned.
These condensed interim consolidated financial statements as at, and for the three and nine months ended December 31, 2021 were approved and authorized for issue by the board of directors on February 9, 2022.
COVID 19
In March 2020, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.
Stock exchange listing
Cybin’s common shares (“Common Shares”) are listed for trading on the Neo Exchange Inc. and NYSE American LLC under the symbol “CYBN”.
Acquisition
On December 14, 2020, the Company completed its acquisition of Adelia by issuing class B common shares of Cybin US (“Class B Shares”) that are exchangeable into Common Shares (the “Adelia Transaction”) (see note 7(b)). The Class B Shares were issued in place of Common Shares to permit the deferral of US tax by the former shareholders of Adelia (the “Former Adelia Shareholders”). These condensed interim consolidated financial statements reflect the Class B Shares as if they have already been exchanged for Common Shares.
2.    SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION
Statement of compliance
These condensed interim consolidated financial statements for the three and nine months ended December 31, 2021 have been prepared in accordance with International Accounting Standard 34 “Interim

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2021 and December 31, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

Financial Reporting”. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been omitted or condensed.
The accounting policies adopted in the preparation of the condensed interim consolidated financial statements are consistent with those set out in note 2 “Significant accounting policies and basis of preparation” of the Company’s annual consolidated financial statements for the year ended March 31, 2021.
These condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2021.
Basis of measurement
These condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments classified at fair value upon initial recognition.
Functional and presentation currency
The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements.
These condensed interim consolidated financial statements are presented in Canadian dollars, the Company’s presentation currency. The Company’s and its subsidiaries functional currencies are as follows:

Entity	Currency	Ownership
Cybin Corp.	Canadian dollars	100%
Journey	Canadian dollars	100%
Serenity	Canadian dollars	100%
Cybin US	Canadian dollars	100%[1]
Adelia	U.S. dollars	100%
Cybin IRL Limited	U.S. dollars	100%

1 For accounting purposes, Cybin US is a wholly-owned subsidiary of Cybin. Certain former shareholders of Adelia hold Class B Shares in Cybin US (see note 7(b)).

Significant accounting policies
These condensed interim consolidated financial statements have been prepared using the same accounting policies and methods as those used in the Company’s annual consolidated financial statements for the year ended March 31, 2021.
Use of significant estimates and assumptions
The preparation of financial statements in accordance with IAS 34 requires the use of certain significant estimates and assumptions. It also requires management to exercise judgment when applying the Company’s accounting policies. The critical accounting estimates and judgments have been set out in note 3 of the Company’s annual consolidated financial statements for the year ended March 31, 2021.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2021 and December 31, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

New standards and interpretations not yet adopted
A number of new standards, amendments to standards and interpretations are not yet effective at December 31, 2021, and have not been applied in preparing these condensed interim consolidated financial statements. Management has determined that none of these will have a significant effect on these condensed interim consolidated financial statements of the Company.
3.    INVESTMENTS
On June 8, 2021, the Company entered into a subscription agreement with RxLive Limited (“RxLive”) whereby the Company purchased $250 of 10.0% unsecured convertible redeemable debentures (the “Rx Debentures”). RxLive is a UK-based online platform that connects pharmacists and patients through a secure app that allows for pharmacist consultations, initial or renewal prescription fulfilment and delivery of prescription medication. The Rx Debentures mature and become due on June 8, 2022. The Rx Debentures are exchangeable or convertible into units at a price of equal to 80% of the offering price of any equity financing completed by 1301376 B.C. Ltd. (“Finco”) concurrent with a go public transaction. Each unit is to consist of one common share of Finco (a “Finco Share”) and one Finco Share purchase warrant, with each warrant being exercisable to acquire one Finco Share at a price equal to 125% of the conversion price (the “Rx Conversion Feature”). As a result of the transaction, the Company recorded a hybrid financial instrument representing the Rx Debentures and the Rx Conversion Feature (the “Rx Hybrid Instrument”). The fair value of the Rx Hybrid Instrument was $250 determined by the sum of the fair values of the Rx Debenture and Rx Conversion Feature derived respectively using the discounted cash flow approach and the Black-Scholes model.
4.    EQUIPMENT
Equipment consists as follows:

Cost	Lab Equipment	Computer Equipment	Total
	$000’s	$000’s	$000’s
Balance as at March 31, 2021	470	141	611
Additions	8	84	92
Effect of foreign exchange	4	—	4
Balance as at December 31, 2021	482	225	707

Accumulated Depreciation
Balance as at March 31, 2021	39	15	54
Depreciation charge	75	49	124
Effect of foreign exchange	1	—	1
Balance as at December 31, 2021	115	64	179

Net book value as at March 31, 2021	431	126	557
Net book value as at December 31, 2021	367	161	528

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2021 and December 31, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

5.    INTANGIBLE ASSETS

Cost	Patents	Software	Total
	$000’s	$000’s	$000’s
Balance as at March 31, 2021	1,701	—	1,701
Additions	254	53	307
Effect of foreign exchange	5	—	5
Balance as at December 31, 2021	1,960	53	2,013
6.    CONTINGENT LIABILITIES
Former Adelia shareholders
The Company has commitments to the Former Adelia Shareholders based on milestone achievements. Milestone payments are assessed as due and expected to be paid in the year ending December 31, 2022.
The following table presents the change in the carrying value of the contingent consideration for the year.

$000’s
Balance as at March 31, 2021	3,201
Milestone achieved	(2,415)
Change in fair value	1,944
Accretion expense	290
Balance as at December 31, 2021	3,020
As a result of changes in fair value of the contingent consideration, during the three and nine months ended December 31, 2021, the Company recorded an expense of $695 and $1,944, respectively, in the statement of loss as “Change in fair value of contingent consideration”. In addition, during the three and nine months ended December 31, 2021, the Company recorded an accretion expense of $59 and $290, respectively, in the statement of loss as “Contingent consideration accretion”.
7.    SHARE CAPITAL
a)Authorized share capital
Unlimited number of Common Shares and an unlimited number of preferred shares without par value. The board of directors of Cybin would determine the designation, rights, privileges, and conditions attached to any preferred shares prior to issuance.
b)Issued share capital
Common Shares
On August 3, 2021, Cybin completed a public offering of 10,147,600 Common Shares at a price of $3.40 per Common Share for gross proceeds of $34,502.
In connection with the public offering, Cybin paid the underwriters a cash commission of $2,240 and issued 658,860 compensation Common Share purchase warrants of Cybin, with each compensation Common Share

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2021 and December 31, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

purchase warrant being exercisable to acquire one Common Share at a price of $3.40 for a period of 24 months. In addition, the Company incurred additional share issuance costs related to professional fees of $754.
As at December 31, 2021, the Company has 12,545,767 Common Shares held in escrow (March 31, 2021 - 37,637,300).
Cybin US Class B Shares

Number of Class B Shares
As at March 31, 2020	—
Issued for acquisition	868,833.1
Balance as at December 31, 2020	868,833.1

Number of Class B Shares
As at March 31, 2021	962,243.3
Issued on achievement of milestones	104,582.7
Balance as at December 31, 2021	1,066,826.0
On June 28, 2021 Adelia completed the remaining requirements of the second milestone. Accordingly, 15,777.1 Class B Shares were issued to the Former Adelia Shareholders, amounting to $458. These Class B Shares are exchangeable for a total of 157,771 Common Shares, representing an effective issue price of $2.90 per Common Share.
On August 17, 2021, an additional 18,788.5 Class B Shares were issued to the Former Adelia Shareholders upon the achievement of certain requirements of the third and fourth milestones, amounting to $633. These Class B Shares are exchangeable for a total of 187,885 Common Shares, representing an effective issue price of $3.37 per Common Share.
On August 31, 2021, the remaining requirements of the third milestone were achieved. Accordingly, 9,392.6 Class B Shares were issued to the Former Adelia Shareholders, amounting to $317. These Class B Shares are exchangeable for a total of 93,926 Common Shares, representing an effective issue price of $3.38 per Common Share.
During the three months ended December 31, 2021, an additional 28,903 Class B Shares were issued to the Former Adelia Shareholders on November 18, 2021 upon the achievement of certain requirements of the fourth and fifth milestones, amounting to $706. These Class B Shares are exchangeable for a total of 289,030 Common Shares, representing an effective issue price of $2.44 per Common Share.
During the three months ended December 31, 2021, an additional 31,721.5 Class B Shares were issued to the Former Adelia Shareholders on November 29, 2021 upon the achievement of certain requirements of the fourth and fifth milestones, amounting to $629. These Class B Shares are exchangeable for a total of 317,215 Common Shares, representing an effective issue price of $1.98 per Common Share.
As at December 31, 2021, 1,066,826 Class B Shares were outstanding, which are exchangeable for a total of 10,668,260 Common Shares. No Class B Shares were exchangeable prior to December 14, 2021, and not more than: (i) 33 1/3% of the Class B Shares are to be exchangeable prior to December 14, 2022; (ii) 66 2/3% of the

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2021 and December 31, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

Class B Shares are to be exchangeable prior to December 14, 2023; and (iii) thereafter, 100% of the Class B Shares are to be exchangeable.
c)Warrants
The continuity of the outstanding warrants is as follows:

	Number of Warrants	Weighted average exercise price
		$
Common Share Purchase Warrants
As at March 31, 2021	28,696,237	1.15
Issued	658,860	3.40
Exercised	(3,103,676)	0.93
Forfeited	(150,000)	0.25
Outstanding as at December 31, 2021	26,101,421	1.20
Exercisable as at December 31, 2021	24,688,921	1.26

Unit Purchase Warrants(1)
As at March 31, 2021	868,740	2.25
Issued	—	—
Exercised	—	—
Forfeited	—	—
Outstanding as at December 31, 2021	868,740	2.25
Exercisable as at December 31, 2021	868,740	2.25

Total outstanding as at December 31, 2021	26,970,161	1.24
Total exercisable as at December 31, 2021	25,557,661	1.29
(1) Each unit consists of one Common Share and one half of one Common Share purchase warrant, with each Common Share purchase warrant being exercisable to acquire one Common Share at an exercise price of $3.25 per Common Share.
During the three and nine months ended December 31, 2021, 1,173,500 and 3,103,676 Common Share purchase warrants were exercised by various holders for aggregate proceeds to the Company of $292 and $2,884 respectively.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2021 and December 31, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

The following summarizes information about warrants outstanding at December 31, 2021:

Date of Expiry	Warrants issued	Warrants outstanding	Warrants exercisable	Weighted average of exercisable price	Estimated grant date fair value	Weighted average remaining of outstanding contractual life
					$$000’s	Years
Common Share Purchase Warrants
June 15, 2022	2,018,000	1,000,000	250,000	0.25	95	0.45
June 16, 2022	96,034	27,585	27,585	0.64	8	0.46
June 26, 2022	199,275	99,638	99,638	0.64	29	0.48
October 19, 2022	143,600	113,713	113,713	0.75	42	0.80
November 3, 2022	2,590,000	1,105,000	1,105,000	0.75	376	0.84
August 3, 2023	658,860	658,860	658,860	3.40	1,229	1.59
February 1, 2024	7,623,000	7,146,500	7,146,500	3.25	5,454	2.09
June 15, 2025	13,575,000	12,900,000	12,637,500	0.25	2,335	3.46
August 20, 2025	2,000,125	1,900,125	1,500,125	0.64	847	3.64
November 15, 2025	1,150,000	1,150,000	1,150,000	0.25	220	3.88
	30,053,894	26,101,421	24,688,921	1.20	10,635	2.87

Unit Purchase Warrants
February 4, 2024	868,740	868,740	868,740	2.25	970	2.10
	868,740	868,740	868,740	2.25	970	2.10

Total	30,922,634	26,970,161	25,557,661	1.29	11,605	2.84

As at December 31, 2021, the Company has 3,125,032 Common Share purchase warrants held in escrow (March 31, 2021 - 9,375,094).
On November 10, 2021, the Company approved the amendment of the terms of 1,150,000 Common Share purchase warrants such that the expiry date was extended from June 15, 2025 to November 15, 2025. The incremental fair value using the Black-Scholes option pricing model results in additional share-based payment compensation of $12 for the three and nine months ended December 31, 2021.
The Company recognized share-based payments compensation related to the issuance of Common Share purchase warrants for the three and nine months ended December 31, 2021 of $32 and $209 respectively.
d)Stock options
On November 5, 2020, Cybin adopted a new equity incentive plan. Under the plan, the board of directors may grant share-based awards to acquire such number of Common Shares as is equal to up to 20% of the total number of issued and outstanding Common Shares at the time such awards are granted. Options granted

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2021 and December 31, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

under the plan vest over a period of time at the discretion of the board of directors. On August 16, 2021, the board of directors and the shareholders approved an amendment to the equity incentive plan to modify certain provisions for awards granted to residents of the United States, to increase the fixed number of Incentive Stock Options (as defined in the plan) and certain other housekeeping amendments.
The changes in options for the nine-months ended December 31, 2021 are as follows:

	Number of Options	Weighted average exercise price
		$
As at March 31, 2021	22,032,452	1.01
Granted	7,609,000	2.66
Exercised	(1,550,800)	0.85
Forfeited	(213,750)	1.34
Outstanding as at December 31, 2021	27,876,902	1.47
Exercisable as at December 31, 2021	15,281,488	1.24
On June 28, 2021, the Company granted 3,259,000 options to purchase up to: 1,975,000 Common Shares to executive officers, 1,090,000 Common Shares to employees, and 194,000 Common Shares to consultants, with an exercise price of $2.90 per Common Share and vesting over a 24-month period expiring June 28, 2026. On the same date, the Company granted 550,000 options to purchase 550,000 Common Shares to consultants with an exercise price of $2.90 per Common Share and vesting over a 12-month period expiring June 28, 2026. In addition, the Company granted 25,000 options to purchase 25,000 Common Shares to a consultant that vested immediately with an exercise price of $2.90 per Common Share expiring June 28, 2026.
The estimated grant date fair value of the 3,834,000 options granted on June 28, 2021 was determined to be $7,994, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	0.98%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$2.90
Exercise price	$2.90
On August 16, 2021, the Company granted 215,000 options to purchase up to: 165,000 Common Shares to employees, and 50,000 Common Shares to consultants, with an exercise price of $2.48 per Common Share and vesting over a 24-month period expiring August 16, 2026. The estimated grant date fair value of the 215,000 options was determined to be $383, calculated using the Black-Scholes option pricing model with the following assumptions:

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2021 and December 31, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

Risk-free interest rate	0.81%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$2.48
Exercise price	$2.48
On August 18, 2021, the Company granted 300,000 options to purchase up to 300,000 Common Shares to an executive officer with an exercise price of $2.48 per Common Share and vesting over a 24-month period expiring August 18, 2026. The estimated grant date fair value was determined to be $519, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	0.82%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$2.42
Exercise price	$2.48
On September 27, 2021, the Company granted 585,000 options to purchase up to 585,000 Common Shares to employees with an exercise price of $3.15 per Common Share and vesting over a 24-month period expiring September 27, 2026. The estimated grant date fair value was determined to be $1,186, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.06%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$2.87
Exercise price	$3.15
On September 27, 2021, the Company granted 195,000 options to purchase up to 195,000 Common Shares to a director with an exercise price of $2.87 per Common Share and vesting over a 24-month period expiring September 27, 2026. The estimated grant date fair value was determined to be $403, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.06%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$2.87
Exercise price	$2.87

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2021 and December 31, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

On September 30, 2021, the Company granted 450,000 options to purchase up to 450,000 Common Shares to employees with an exercise price of $3.15 per Common Share and vesting over a 24-month period expiring September 30, 2026. The estimated grant date fair value was determined to be $878, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.11%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$2.78
Exercise price	$3.15
On September 30, 2021, the Company granted 40,000 options to purchase up to 40,000 Common Shares to a consultant with an exercise price of $2.78 per Common Share and vesting over a 12-month period expiring June 30, 2023. The estimated grant date fair value was determined to be $48, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	0.53%
Expected annual volatility, based on comparable companies	85.00%
Expected life (in years)	1.75
Expected dividend yield	0.00%
Share price	$2.78
Exercise price	$2.78
On September 30, 2021, the Company granted 700,000 options to purchase up to 700,000 Common Shares to consultants with an exercise price of $2.78 per Common Share and vesting over a 12-month period expiring December 31, 2022. The estimated grant date fair value was determined to be $715, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	0.41%
Expected annual volatility, based on comparable companies	85.00%
Expected life (in years)	1.25
Expected dividend yield	0.00%
Share price	$2.78
Exercise price	$2.78
On December 31, 2021, the Company granted 40,000 options to purchase up to 40,000 Common Shares to employees with an exercise price of $3.15 per Common Share and vesting over a 24-month period expiring December 31, 2026. The estimated grant date fair value was determined to be $36, calculated using the Black-Scholes option pricing model with the following assumptions:

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2021 and December 31, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

Risk-free interest rate	1.25%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5
Expected dividend yield	0.00%
Share price	$1.50
Exercise price	$3.15

On December 31, 2021, the Company granted 1,250,000 options to purchase up to 1,250,000 Common Shares to consultants with an exercise price of $1.50 per Common Share and vesting over a 24-month period expiring December 31, 2026. The estimated grant date fair value was determined to be $1,352, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.25%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5
Expected dividend yield	0.00%
Share price	$1.50
Exercise price	$1.50
During the nine months ended December 31, 2021, the Company amended the vesting and expiry dates of certain options with former employees of the Company, resulting in a modification of terms. As a result of the modifications, the Company calculated the incremental fair value using the Black-Scholes option pricing model. The fair value of the options after modification was determined to be less than the fair value prior to modification and therefore the original fair value of the grant was used and is being recognized over the new vesting schedule.
During the three and nine months ended December 31, 2021, 1,100,800 and 1,550,800 options were exercised by various holders for aggregate proceeds to the Company of $1,108 and $1,318 respectively.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2021 and December 31, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

The following summarizes information about stock options outstanding on December 31, 2021:

	Exercise Price	Number of options outstanding	Number of options exercisable	Weighted average remaining life	Recognized estimated grant date fair value
Expiry date	$			Years	$000’s
April 15, 2022	0.64	37,500	—	0.29	17
August 12, 2022	2.90	6,250	6,250	0.61	13
November 27, 2022	0.91	200,000	200,000	0.91	91
December 11, 2022	0.67	59,952	59,952	0.95	23
December 31, 2022	2.78	700,000	633,333	1.00	681
June 30, 2023	2.78	40,000	20,000	1.50	34
June 15, 2025	0.25	2,350,000	2,043,750	3.46	347
October 12, 2025	0.75	3,000,000	1,875,000	3.78	1,483
November 4, 2025	0.75	6,000,000	3,750,000	3.85	2,961
November 13, 2025	0.88	500,000	312,500	3.87	287
December 11, 2025	1.48	700,000	350,000	3.95	618
December 14, 2025	1.74	2,264,100	1,412,559	3.96	2,504
December 28, 2025	1.89	760,000	475,000	3.99	906
January 2, 2026	1.89	225,000	112,500	4.01	267
February 15, 2026	2.03	170,000	75,625	4.13	191
February 16, 2026	2.03	150,000	75,000	4.13	175
March 10, 2026	1.39	1,307,600	1,039,644	4.19	1,197
March 15, 2026	1.55	300,000	150,000	4.21	285
March 28, 2026	1.36	1,925,000	1,118,750	4.24	1,544
March 29, 2026	1.32	37,500	37,500	4.24	36
March 31, 2026	1.35	345,000	122,500	4.25	233
June 28, 2026	2.90	3,784,000	1,102,250	4.49	5,454
August 16, 2026	2.48	215,000	53,750	4.63	195
August 18, 2026	2.48	300,000	75,000	4.63	263
September 27, 2026	3.15	565,000	70,625	4.74	397
September 27, 2026	2.87	195,000	48,750	4.74	183
September 30, 2026	3.15	450,000	56,250	4.75	300
December 31, 2026	3.15	40,000	5,000	5.00	4
December 31, 2026	1.50	1,250,000	—	5.00	—
		27,876,902	15,281,488	3.76	20,689
The Company recognized share-based payments expense related to the issuance of stock options for the three and nine months ended December 31, 2021 of $4,426 and $14,478 respectively.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2021 and December 31, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

As at December 31, 2021, the Company has 2,981,250 options held in escrow (March 31, 2021 - 8,475,000).
The outstanding options and warrants disclosed above were anti-dilutive for the current period and did not impact the calculation of the loss per share.
8.    RELATED PARTY TRANSACTIONS AND BALANCES
Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined its key management personnel to be executive officers and directors of the Company.
The remuneration of key management personnel for the three and nine months ended December 31, 2021 are as follows:

	Three-months ended December 31,		Nine-months ended December 31,
	2021	2020	2021	2020
	$000’s	$000’s	$000’s	$000’s
Payroll, consulting and benefits(1)	1,154	1,304	4,107	1,839
Share-based compensation
Options	1,911	2,359	6,890	2,472
Warrants	30	88	99	2,365
Total	3,095	3,751	11,096	6,676
(1) For the three months ended December 31, 2021, includes $757 presented in the statement of loss as a part of “General and administrative costs” and $397 presented in the statement of loss as a part of “Research”. For the nine months ended December 31, 2021, includes $2,918 presented in the statement of loss as a part of “General and administrative costs” and $1,189 presented in the statement of loss as a part of “Research”.
9.    GENERAL AND ADMINISTRATIVE EXPENSES

	Three-months ended December 31,		Nine-months ended December 31,
	2021	2020	2021	2020
	$000’s	$000’s	$000’s	$000’s
Capital market	2,170	382	5,362	433
Payroll, consulting and benefits	1,275	1,298	4,848	2,157
Office and administration	1,299	281	3,208	414
Professional and consulting fees	680	1,920	2,473	2,814
Business development	614	—	2,046	—
Investor relations	578	620	1,608	801
Marketing media	399	207	1,154	511
Listing fees	20	1,711	357	1,856
Total	7,035	6,419	21,056	8,986

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2021 and December 31, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

10.    CONTRACTS AND COMMITMENTS
As at December 31, 2021, the Company had also entered into agreements for various studies which may require the Company to spend up to an additional $7,696 (US$6,070). The Company expects to pay this amount within the next 18 months, however the timing and certainty of the payments are contingent on availability of materials and successful completion of certain milestones. The Company has the right to cancel the preclinical studies at its discretion, in which case a cancellation fee may apply, however the Company is not liable to pay the full amount of the studies.
11.    CAPITAL MANAGEMENT
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities and to maintain a flexible capital structure that optimizes the costs of capital at an acceptable risk. The Company’s intentions are to (i) provide financial capacity and flexibility in order to preserve its ability to meet its strategic objectives and financial obligations; (ii) maintain a capital structure which allows the Company to respond to changes in economic and marketplace conditions and affords the Company the ability to participate in new investments; (iii) optimize the use of its capital to provide an appropriate investment return to its shareholders equal with the level of risk; and (iv) maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.
The Company’s financial strategy is formulated and adapted according to market conditions in order to maintain a flexible capital structure that is consistent with its objectives and the risk characteristics of its underlying assets. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by raising capital through the issuance of securities.
The Company’s capital management objectives, policies and processes generally remained unchanged during the three and nine months ended December 31, 2021.
The Company requires capital to fund existing and future operations and meet regulatory capital requirements. The Company’s policy is to maintain adequate levels of capital at all times.
The Company’s capital structure includes the following:

As at	December 31, 2021	March 31, 2021
	$000’s	$000’s
Shareholders’ equity comprised of:
Share capital	139,518	100,676
Contributed surplus	124	124
Options reserve	20,689	7,158
Warrants reserve	11,605	11,166
Accumulated other comprehensive income (loss)	(276)	24
Deficit	(82,564)	(33,030)
Total	89,096	86,118

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2021 and December 31, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

12.    FINANCIAL INSTRUMENTS
The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.
The Company has classified its financial instruments as follows:

As at	December 31, 2021	March 31, 2021
	$000’s	$000’s
Financial assets, measured at fair value:
Cash	63,580	64,026
Investments	250	—
Financial assets, measured at amortized cost:
Accounts receivable	34	—
Financial liabilities, measured at fair value:
Contingent consideration payable	3,020	3,201
Financial liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	3,045	2,793
The carrying value of the Company’s financial instruments approximate their fair value.
Fair value Hierarchy of Financial Instruments
The Company has categorized its financial instruments that are carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:
Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally included cash.
Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. Currently, the Company has no financial instruments that would be classified as Level 2.
Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability. The investments and the contingent liabilities are classified as Level 3.
There were no transfers between levels of the fair value hierarchy for the three and nine months ended December 31, 2021.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2021 and December 31, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Description	Fair Value as at		Unobservable inputs	Range of inputs	Relationship of unobservable inputs to fair value
	December 31, 2021	March 31, 2021
	000’s	000’s
Rx Hybrid Instrument	250	—	Fair value interest rate of loan and conversion feature	10%	Increase/decrease in the fair value rate by 1% would not have a material effect on the fair value of the investment
Financial risk management
Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. As at December 31, 2021, the Company’s maximum exposure to credit risk is the carrying value of its financial assets.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash balances to meet liabilities as they become due.
As at December 31, 2021, the Company had cash and cash equivalents of $63,580 (March 31, 2021 - $64,026) in order to meet current liabilities. Accounts payable and accrued liabilities include trade payables and other obligations of $3,045 (March 31, 2021 - $2,793), all amounts are due within the next 12 months. In addition, the Company has agreed to participate in a private placement of subscription receipts of Finco in an amount of up to $500.
Market risk
The significant market risks to which the Company is exposed are interest rate risk and currency risk.
Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rate. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. As at December 31, 2021, the Company has determined its exposure to interest rate risk is minimal.
Currency risk
The Company is exposed to currency risk to the extent that monetary operational expenses are denominated in both CAD and USD while functional currency of CAD in used for reporting. The Company has not entered into any foreign currency contracts to mitigate this risk.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2021 and December 31, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

The Company had the following balances in monetary assets and monetary liabilities which are subject to fluctuation against CAD:

Denominated in:	US$000’s
Cash	1,244
Accounts payable and accrued liabilities	(194)
1,050
Foreign currency rate	1.2678
Equivalent in Canadian dollars	$1,331
Based on the above net exposures as at December 31, 2021, and assuming that all other variables remain constant, a 10% change of the USD against the CAD would impact net loss by approximately by $133.
13.    INCOME TAX
Major items causing the Company’s income tax rate to differ from the Canadian statutory rate of approximately 26.50% are as follows:

	Three-months ended December 31,		Nine-months ended December 31,
	2021	2020	2021	2020
Net loss and comprehensive loss before income taxes	(17,210)	(11,419)	(49,534)	(18,442)

Expected recovery at statutory rate	(4,561)	(3,026)	(13,127)	(4,887)
Share-based compensation	1,181	1,117	3,892	1,984
Difference between Canadian and foreign tax rates	351	—	1,004	—
Accretion of convertible note	—	—	—	3
Non-deductible expenses	162	—	657	—
Change in unrecognized deferred tax assets	2,867	1,909	7,574	2,900
Income tax recovery	$ —	$ —	$ —	$ —
The significant components of the Company’s deferred tax assets, resulting from temporary differences, unused tax credits and unused tax losses, that have not been included on the consolidated statements of financial position, are as follows:

As at	December 31, 2021	March 31, 2021
Non-capital loss carryforwards	13,236	5,660
Share issuance costs	926	1,126
Depreciation/CCA differences	233	12
Other	—	23
	14,395	6,821
Valuation allowance	(14,395)	(6,821)
	—	—

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2021 and December 31, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

These deferred tax assets have not been recognized because it is not probable that future taxable profit will be available against which the Company will be able to use these potential benefits.
Non-capital loss balance
As at December 31, 2021, the Company has non-capital losses in Canada, which under certain circumstances can be used to reduce the taxable income of future years. The non-capital losses expire as follows:

Year of expiry	$
2040	740
2041	19,373
2042	21,996
42,109
As at December 31, 2021, the Company has non-capital losses in the United States, which under certain circumstances can be used to reduce the taxable income of future years. The non-capital losses, stated in Canadian dollars, that will expire as follows:

Year of expiry	$
2041 - Pre-acquisition loss generated up to December 4, 2020	933
2041 - Loss generated in the period from December 4, 2020 to March 31, 2021	1,241
2042 - Loss generated in the nine months ended December 31, 2021	4,964
7,138
Although the US federal losses carryforward indefinitely, they are subject to restrictions on their deductibility. The deductibility of the pre-acquisition loss and the post-acquisition loss is restricted to 80% of taxable income in the year of deduction. The pre-acquisition loss is further restricted to an annual limitation under Section 382. As at December 31, 2021, the annual limitation was $136.
Massachusetts allows for a 20-year carryforward period for restricted and unrestricted losses without limitation.
As at December 31, 2021, the Company has non-capital losses in Ireland, which under certain circumstances can be used to reduce the taxable income of future years. The non-capital losses, stated in Canadian dollars, expire as follows:

Year of expiry	$
2042	4,687
4,687

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2021 and December 31, 2020
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those amounts indicated as being in US dollars, which are in thousands of US dollars)
(Unaudited)

14.    SUBSEQUENT EVENTS
(a) Exchange of Class B Shares
On January 21, 2022, certain Former Adelia Shareholders exchanged 58,680 Class B Shares for 586,800 Common Shares.
(b) Adelia Milestone
During the period from January 1 to February 9, 2022, Adelia achieved the milestone identified as Year 2 Q1 (v), as contemplated by the terms of the Adelia contribution agreement. Accordingly, 15,611.4 Class B Shares having an aggregate value of $236 were issued to the Adelia Shareholders, at a price per share of $15.09. In addition, Adelia achieved the milestones identified as Y1, Q4 (iv), Y1, Q4 (v) and Y2, Q1 (vi), as contemplated by the terms of the Adelia contribution agreement. Accordingly, Class B Shares having an aggregate value of $551 became due to be issued to the Former Adelia Shareholders, at a price per share to be determined in accordance with the terms of the contribution agreement and applicable securities laws.
15.    RECLASSIFICATION OF COMPARATIVE FIGURES
For comparative purposes, certain comparative amounts in these condensed interim consolidated financial statements have been reclassified to conform to the presentation adopted in the current period. The reclassifications were made to better reflect the nature of the respective items in the Company’s financial statements.